Rosewind Corporation
16200 WCR 18E
Loveland, CO 80537
970-635-0346

March 7, 2007

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Rosewind Corporation
Form SB-2/A
File No 333-139933

Dear Mr. Spirgel:

We are submitting herewith the First Amendment to Form SB-2 filed previously. We have incorporated changes in the document per the Commission’s letter dated February 6, 2007.

This letter makes reference to each comment of the Commission and details the changes we have made.    Italicized wording identifies text that has been inserted  into this amended SB-2.

1. Revisions have been made throughout the document to fix the price of shares offered by selling shareholders for the term of the offering. Accordingly, the selling shareholders will offer their shares at a fixed price of $ 0.25 per share during the offering period.

Per the view of the Commission expressed in your letter dated February 6, 2007, in the revised document, all selling shareholders are now identified as “underwriters.”

2. This offering is being conducted to raise money which will be utilized by the company in furtherance of its business plan. Our business plan relates to the startup and operation of our sailing school. The requirements of Rule 419 do not relate to our business.

We have substantially revised the document to more fully disclose the educational and business backgrounds of both James B. Wiegand and Michael Wiegand.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

Mr. Wiegand’s course work at the University of Denver included a minor in business. In 1972 Mr. Wiegand founded Solar Energy Research Corporation and took the company public in 1975, serving as President and Director until October 1996. During the period from 1985 until 1992 Mr. Wiegand also held various sales, sales management, banking and investment banking positions with American Solar. Western Federal Savings and Loan, American Remodeling and RAF Financial. In 1992 Mr. Wiegand left employment as a stock broker with RAF Financial to reorganize Solar Energy Research for its 2,200 shareholders. In 1996 Solar Energy Research closed a $50,000,000 reverse acquisition of Telegen Corporation. During 1997 and 1998 Mr. Wiegand and family bought and refitted a sailboat for a one year cruise in the Bahamas. In 1998 Mr. Wiegand founded Dotsero Imports and spent the following two years importing and distributing a private label Tequila until the distillery was sold and the brand discontinued in 2000.

Supplementally, James Wiegand’s background contains long term sales and management experience with both reporting and non-reporting companies. Mr. Wiegand has participated in both development stage and mature stage companies. We view the background of James Wiegand as an asset in key areas at Rosewind Corporation, including sales, business development and finance.

Supplementally, our view is that Mr. Wiegand’s activities with blank check companies, as disclosed in the filings of said companies, while a present and ongoing activity of Mr. Wiegand, are both recent undertakings and part time in nature. It would be misleading to state that Mr. Wiegand’s activities with blank check companies are representative of Mr. Wiegand’s business activities and experiences as a whole.

We have revised the document to more fully disclose details of our business plan.

Rosewind Corporation’s mission is to train novice sailors to voyage offshore with safety and confidence. During 2005 and 2006 we purchased a sailing vessel located in Florida from our President, James Wiegand in exchange for shares of our common stock our captain, Michael Wiegand, who is our President’s son, refitted the vessel and sailed single-handed to Australia to open the school where conditions are near-optimum. He was compensated with shares of our common stock for the value of his work as our captain.

We plan to generate revenue from our sailing school utilizing the services of our captain to operate our vessel on one week voyages to intensely train two students. Our president will place classified advertising in sailing magazines and conduct telephone sales to book students and collect the training fees from our office in Colorado.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

To date, we have borrowed money from our President and we have conducted a private placement of our shares to provide funds to start our business. Furthermore, to upgrade our vessel and its equipment for use in the school, we are spending up to $35,000 of cash on hand and cash from proceeds from this offering to upgrade our vessel for improved safety, comfort and appearance.  We plan to complete the upgrades and begin generating revenue from students by February 2008.

Our business model indicates we can achieve a positive cash flow as a public company if we can successfully sell and deliver, each quarter, six one week voyages with two students training on each voyage. Our vessel has three usable berths while at sea. Based upon successful operations throughout the remainder of 2008, we will evaluate expanding each voyage to train three students.  Alternatly, if our marketing plan is productive and if we able to locate and train additional staff, we could grow our revenues by acquiring or leasing additional boats.

3. The document has been revised to highlight key risks in connection with:

The illiquid nature of an investment in our company.

RISKS RELATED TO THIS OFFERING, has been expanded to include

SINCE THERE IS PRESENTLY NO TRADING MARKET FOR OUR SHARES, AN INVESTMENT IN OUR SHARES IS TOTALLY ILLIQUID. AN INVESTOR PURCHASING OUR SHARES WILL NOT BE ABLE TO RESELL THEIR SHARES UNLESS A MARKET FOR OUR SHARES DEVELOPES AT SOME POINT IN THE FUTURE. THERE CAN BE NO ASSURANCE THAT SUCH A MARKET WILL EVER DEVELOP. THEREFORE, INVESTORS WHO PURCHASE OUR SHARES WILL LIKELY LOOSE THEIR ENTIRE INVESTMENT.

Even if a market for our shares does develop at a future date, the volume of trading will be small and on many days the volume will be zero. Our share price will likely be volatile and will likely fall rapidly should an investor attempt to liquidate even as small number of shares. These conditions are likely to persist and will prevent resale our shares.

Our lack of revenues to date.

RISKS RELATED TO OUR BUSINESS, has been expanded to include:

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

SINCE WE HAVE NO REVENUES AND OUR COMPANY IS NEW AND HAS NOT COMENCED PLANNED OPERATIONS, WE WILL NOT BE ABLE TO GENERATE ANY REVENUE IN THE NEAR FUTURE. FURTHER, THERE IS NO ASSURANCE THAT WE WILL EVER GENERATE ANY REVENUE. WE HAVE NOT GENERATED ANY REVENUE SINCE INCEPTION AND WE HAVE EXPERIANCED LOSSES SINCE INCEPTION. FAILURE TO GENERATE SUFFICIENT REVENUE TO PAY EXPENSES AS THEY COME DUE WILL RESULT IN THE FAILURE OF OUR COMPANY AND THE COMPLETE LOSS OF ANY MONEY INVESTED TO PURCHASE OUR SHARES.

We estimate that the money we are raising in this prospectus will be sufficient to sustain our business plan as a public company for a maximum of one year. We do not expect revenues from students to begin until near the end of that one year period. Should student revenues not materialize as planned our business will need to find sources of cash to sustain operations. In the event that we are unable to find sufficient cash to sustain operations we would be forced to close our business and any investment in our shares would be a total loss.

Additional costs we will incur in connection with becoming a reporting company

RISKS RELATED TO THIS OFFERING, has been expanded to include:

AS A PUBLIC COMPANY, OUR COST OF DOING BUSINESS WILL INCREASE BECAUSE OF NECESSARY EXPENSES WHICH INCLUDE, BUT ARE NOT LIMITED TO, ANNUAL AUDITS, LEGAL COSTS, SEC REPORTING COSTS, COSTS OF A TRANSFER AGENT AND THE COSTS ASSOCIATED WITH NASD FEES AND COMPLIANCE. FURTHER, OUR MANAGEMENT WILL NEED TO INVEST SIGNIFICANT TIME AND ENERGY TO STAY CURRENT WITH THE PUBLIC COMPANY RESPOSIBILITIUES OF OUR BUSINES AND WILL THEREFORE HAVE LITTLE TIME AVAIABLE TO APPLY TO OTHER TASKS NECESSARY TO OUR SURVIVAL. IT IS LIKELY THAT THE BURDEN OF OPERATING AS A PUBLIC COMPANY WILL CAUSE US TO FAIL TO ACHIEVE PROFITABLILITY. IF WE EXSHAUST OUR FUNDS, OUR BUSINESS WILL FAIL AND OUR INVESTORS WILL LOOSE ALL MONEY INVESTED IN OUR STOCK.

We estimate that remaining a public company will cost us in excess of $20,000 annually.. This is in addition to all of the other cost of doing business. Therefore it is essential that we grow our business rapidly to achieve profits and maintain adequate cash flow to pay the cost of remaining public. If we fail to pay public company costs, as such cost are incurred, we will become delinquent in our reporting obligations and our shares may no longer remain qualified for quotation on a public market.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

Potential conflicts of interest faced by our sole director/officer.

RISKS RELATED TO OUR BUSINESS, has been expanded to include:

SINCE WE HAVE ONLY ONE DIRECTOR WHO ALSO SERVES AS OUR PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY, DECISIONS WHICH AFFECT THE COMPANY WILL BE MADE BY ONLY ONE INDIVIDUAL. FURTHER, OUR CAPTAIN IS THE SON OF OUR SOLE DIRECTOR, PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY. IT IS LIKELY THAT CONFLICTS OF INTEREST WILL ARRISE IN THE DAY TO DAY OPERTATIONS OF OUR BUSINESS. SUCH CONFLICTS, IF NOT PROPERLY RESOLVED, COULD HAVE MATERIAL NEGATIVE IMPACT ON OUR BUSINES.

In the past the company has issued shares for cash, assets and services at prices which were solely determined by James B. Wiegand. At that time, James B. Wiegand made a determination of both the value of services and assets exchanged for our shares, and, as well, the price per share used as compensation. Transactions of this nature were made at less than arms length and without input from a non-interested third party. Future transactions of a like nature could dilute the percentage ownership of the company represented by shares purchased in this offering. While the company believes its past transactions were appropriate, and plans to act in good faith in the future, an investor in our shares will have no ability to alter such transactions as the may occur in the future and, further, may not be consulted by the company in advance of any such transactions. An investor who is unwilling to endure such potential dilution should not purchase our shares.

4. The document has been corrected to state that a market maker must file Form 15c211 on our behalf.

The document has been corrected to state that we plan to have our common shares “approved for quotation.” We have deleted the phrase, “listed on the OTC Bulletin Board.”

The document has been expanded to disclose that Rosewind Corporation has not had discussions regarding Form 15c211 with any market maker.

5.The document has been corrected to say that our shares will be considered a penny stock.

6. The document has been altered to indicate that only Mr. Wiegand will sell the shares in this offering.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

7. The document has been altered to disclose that Mr. Wiegand will not sell any of his shares until after the close of the offering period.

Supplementally, we believe that once the offering period closes, any potential conflict of interest previously existing for Mr. Wiegand with respect to choice of what shares to sell becomes a moot point.

8. The phrase “as determined by the SEC” has been deleted.

9. The document has been expanded to disclose the past business experience of Michael Wiegand. The document now states that Michael Wiegand, age 19 years, has no formal license, certification or past experience in connection with a sailing school.

Resume of Michael Wiegand
Michael Wiegand, presently age 19, rose early during grade school to set up his coffee stand to sell hot refreshments to passing commuters before catching the school bus. He participated in the “Gifted and Talented” program throughout elementary and middle school, authoring a school website under a federal grant that he independently applied for and obtained. Thereafter, aged 10, Michael lived with his family aboard a forty-two foot sailing ketch, cruising the Bahamas for a year while home schooling. Upon returning to shore life in Colorado, Michael Wiegand completed extra-curricular courses in basic accounting, advertising and employee management and worked at the Boyd Lake Marina during the summer where he did general maintenance, serviced boats and sold gas. Self employed creating web sites, and delivering news papers, he left high school a few years early, passed his GED and scored well on the SAT. He opted not to enter college, choosing instead to work full time for Mechanical Insulation Systems, Inc, installing thermal insulation and later training and managing new employees. At age 17 Michael Wiegand refitted the Company’s thirty-five foot cutter and began the first leg of his sailing voyage, solo, bound for Australia. While Michael is a published writer, he holds no licenses or certificates which qualify him to work as an officer on any ship in any waters. He recently completed his solo voyage to Australia and is presently studying for his HAM radio license and preparing Six String to operate as a training vessel.

10. The document has been expanded to contain further detail in connection with any shares we issued for services.

On March 1, 2005 the Company issued its officer and director 100,000 shares of its no par value common stock as payment for $500 in fees as expenses incurred as part of organizing the company. The issuance was at an arbitrary price of $0.0005 per share.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

On March 4, 2005 the Company acquired a sailing vessel from its officer and director in exchange for 1,150,000 shares of its no par value common stock. The vessel was recorded at its historical cost basis, or $39,000. The issuance was at the arbitrary price of $0.034 share.

On September 27, 2005 the Company issued Max Gould 600,000 shares of its no par value common stock in exchange for services valued at $24,000. The issuance was at $0.04 per share.

On September 27, 2005 the Company issued Michael Wiegand, our captain and son of James B. Wiegand, the Company’s officer and director 700,000 shares of our no par value common stock in consideration of his services valued at 28,000. The issuance was at $0.04 per share

On September 27, 2005 the Company issued Sonja Gouak 50,000 shares of its no par value common stock in exchange for services valued at $2,000. The issuance was at $0.04 per share.

On September 27, 2005 the Company issued Martha Sondoval 50,000 shares of its no par value common stock in exchange for services valued at $2,000. The issuance was at $0.04 per share.

11. The SB-2 now includes a recent photograph of our vessel, Six String, at her mooring in Australia. The photograph was taken by Michael Wiegand during November, 2006.

The document has been expanded to disclose Six String’s specifications as detailed in the “Report of Survey,” dated March 4, 2005, as performed by Christopher Mills, Accredited Marine Surveyor, on March 3, 2005 at Panama City, Florida.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

The following data includes or vessel’s size, age and other data extracted from the “Report of Survey”:

Vessel Name	Six String
Hailing Port	Loveland, Colorado
Make/Model	Jason 35 Cutter
Type	Aft cockpit, cutter rigged sailing vessel
Navigation Limits	Suitable for recreational costal and offshore service
Current Fair market Value	$43,000 to $47,000
Replacement Value as Equipped	$320,000
Model Year	Hull constructed 1982 with launch date in 1986
Builder	Custom Yacht Builders, Ontario, Canada
HIN Number	Canadian Issued: 0781B3401
Official Number	Federal Documentation 1092461
Aux. Propulsion	Faryman R30M 24HP naturally aspired
Hull/Deck Color	White
LOA	34 feet 6 inches
LWL	27 feet 4 inches
Beam	11 feet 2 inches
Draft	5 feet
Displacement	16,800 pounds dry weight
Sail Area	634 square feet

12. Management’s Discussion and Analysis or Plan of Operation has been expanded to include the following material.

Our timeline for operations

Subject to completion of the minimum offering, and subject to local weather conditions we plan to generate revenue as soon as work on our vessel is completed and clients can be located and booked.

Assuming that the minimum proceeds of this offering are available to the company at the beginning of our fourth quarter, 2007, i.e., June 2007, and assuming that the typhoon season imposes usual seasonal limitations for the operation of small sailing vessels offshore, we foresee initial revenues from sailing school clients starting in May 2008.

We expect expenses for marketing, vessel upgrades, operations and public company costs to be substantial. We are making efforts to keep costs to a minimum consistent with the requirements of safety at sea and good seamanship.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

Marketing expenses are budgeted at $250 per month and will begin in the fourth quarter of 2007. We believe we can reach an enthusiastic and qualified group of prospective clients through classified advertising in sailing magazines that cater to people who dream of someday crossing oceans in their own cruising boat. We believe this is a cost effective way to reach adventurous boaters who have serious sailing ambitions.

Presently, potential crew and novice yacht owners use classified advertisements as one method to locate a sail boat with plans for a specific voyage where they may gain experience. Generally this is arranged by paying a portion of the expenses of the voyage.

Our target client will likely be a novice sailing enthusiast looking to join the crew of such a boat or who is shopping for, or has just purchased, a cruising sailboat.

The training conducted by our sailing school will help the client select and equip a sailing vessel and prepare themselves for crossing oceans safely and confidently. We will admit less experienced sailors than those who can qualify themselves as experienced crew. In return for the higher cost, our week of training at sea delivered to our students at sea will be more personalized and structured than the typical “share expenses” crew opportunity. We may reject the applications of clients who are not, in our opinion, physically and mentally prepared for the challenge of ocean voyaging.

We believe that we will be most successful by advertising consistently each month during the one year period preceding our first training voyage. Our advertisements will contain our office phone number where they will either reach James Wiegand or a recorded message with an opportunity to leave a name and phone number for a return call. We have not, however, conducted any trial advertising to evaluate response rates, closing rates, booking procedures or any other aspect of our planned advertising and client booking activities.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

Vessel Upgrades.
We believe that the original owners who custom built our vessel sailed her across the North Atlantic and later returned to the Americas to cruise the Caribbean, transit the Panama Canal and continued to Oregon. We understand that the next owner cruised Alaska, returned south to transit the Panama Canal once again before cruising Central America and Mexico and returning to Florida. The survey done on our vessel in 2005 states that the design and construction of our vessel is sound and that our vessel would have a replacement value of $320,000 as equipped. The survey states that our vessel needs proper ongoing maintenance to safely undertake ocean voyages in the future. Consistent with the surveyor’s recommendations we undertook a two month refit, which included installing a new diesel auxiliary engine. Our captain has found our vessel to be sound and seaworthy during his voyage from Florida to Equador. After minor modifications to the deck plan our captain single-handed our vessel from Equador to Australia and has thus demonstrated that our vessel can be sailed by our captain with no assistance from others. We believe this is key to our business plan in that the clients we are training will not need to contribute to the operation of the vessel should they become incapacitated during a voyage.

Assuming we complete the minimum offering during June of 2007, a minimum of $50,000 will be available for use in our sailing school. We have budgeted $35,000 of those funds for repairs, maintenance and upgrades to our vessel and its equipment.

Our total budget for our planned refit is $28,830. We will proceed in two phases.
.
Phase I refit budget is $10,230. Work is scheduled to begin in April of 2007. While our sailing vessel is proven, she would benefit from a refit to improve safety and reliability.

During our third quarter of 2007, we have scheduled the following:

Engine work	$1,000
Electrical rewiring and new breakers	2,000
New Anchor chain	1,000
Running rigging	320
Tender and water maker maintenance	330
Welding and miscellaneous	380
Nautical charts and tables	600
Chain plate x-ray survey	600
Staff labor	4,000

Total Phase I	$10,230

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

Phase II budget is $18,600. For this work our vessel will be relocated to a specialty boatyard. Work is to begin during June of 2007. We plan to complete a cosmetic refurbishment along with a new dodger to augment creature comforts. While not necessary expenses from a seamanship perspective, this work will improve the marketability of our service, engender client confidence and foment a positive initial impression in the minds of arriving clients. Additionally, we need to procure detailed charts of the shoal waters, ports and passages throughout the entire region of our anticipated voyages.

Dodger and Mainsail fabrication	$2,800
Haul-out, mast removal and rework	1,700
Resurface deck and topsides	600
Strip and refurbish gel coat	3,100
Repaint bottom	400
Additional Charts	2,000
Staff Labor	8,000
Total Phase II	$18,600

Cost of Operations.
Estimated Quarterly Operating Expenses (prior to first training voyage)

Staff	$4,000	(1)
Fuel and Phone	300
Provisions and Supplies	900
Travel and Lodging	1,500
Note Interest	450
Home Office Rent	300
Bookkeeper	200
Total	$7,600
__________

(1) included as labor in vessel upgrade

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

Estimated Quarterly Operating Expenses ( Assuming six, one week training voyages per Quarter)

Staff	$4,000
Fuel and Phone	500
Provisions and Supplies	2,700
Travel and Lodging	500
Note Interest	500
Home Office Rent	300
Bookkeeper	250

Total	$8,750

Estimated Public Company Costs

One-time costs for Form SB-2	$11,500
One-time Printing and Postage	1,000
Total One-Time Costs	$12,500

Annual Audit, Form 10-K, Form 10Qs	12,500
Annual Transfer agent	2,500
Annual legal	5,000
Total Annual Public Company Costs	$20,000

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

Our Expected Cash flow.

We estimate that our quarterly cash flow, without allowances for extraordinary events or ongoing maintenance and miscellaneous costs will be positive once we average six training voyages per quarter. The earliest date when a positive cash flow will occur is our third quarter of 2008.

Quarterly Revenue from Training Voyages
$1,750 per student X 2 students X 6 voyages	$21,000

Quarterly Operating Expense	8,750
Quarterly Public Company Expense	5,000
Quarterly Marketing Expense	750

Less Total Quarterly Expenses	-14,500

Estimated Quarterly Cash Flow	$6,500

Cyclone activity, which occurs seasonally, will have an adverse effect on bookings and revenues. Additionally, we may complete significantly less than the six one week training voyages each quarter because we may not be able to book 100% of available voyage dates and there may be cancellations or other events that are beyond our control. We are evaluating the seasonal relocation of our vessel as a potential strategy to partially offset loss of revenue caused by weather and cyclone restrictions.

Therefore, we are unable to predict the annual cash flow and profitability of the sailing school once sailing school operations are commenced.

Our Potential for Growth.

Our business model indicates we can achieve a positive cash flow as a public company if we can successfully sell and deliver, each quarter, six one week voyages with two students training on each voyage. Our vessel has three usable berths while at sea. Based upon successful operations throughout the remainder of 2008, we will evaluate expanding each voyage to train three students. Alternatively, if our marketing plan is productive and if we able to locate and train additional staff, we could grow our revenues by acquiring or leasing additional boats.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

13. The exhibits were not filed previously due to an edgarization error. Your comment letter made us aware of this error. They have been included in the amended filing.

Additional exhibits that provide supplemental detail, have been included in the amended filing.

14. There are no written contracts in connection with the company’s transactions other than the written agreements with present and past auditors.

Supplementally, our vessel was surveyed prior to purchase by Mr. Wiegand. The written report of that survey was provided by Mr. Wiegand to both current and former auditors.

Supplementally, Mr. Wiegand previously purchased our vessel in a cash transaction, Purchase price was $39,000. Seller was as unrelated third party.

Supplementally, our vessel was purchased by Rosewind Corporation from Mr. Wiegand as outlined in the Board of Directors Consent Resolution dated March 4, 2005.

15. The Rule 415 undertakings have been revised to include the wording required by Item 512(a) of Regulation SB.

ITEM 28. UNDERTAKINGS.

The undersigned Company undertakes to:

(a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

(iii) Include any additional or changed material information on the plan of distribution. (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bonafide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Rosewind, pursuant to the provisions referred to under Item 24 of this Registration Statement, or otherwise, Rosewind has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by Rosewind of expenses incurred or paid by a director, officer or a controlling person of Rosewind in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Rosewind will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Rosewind under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
March 7, 2007

16. The amended filing has been corrected to include Mr. Wiegand’s signature in the capacity of Chief Financial Officer.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Loveland, State of Colorado, on March 7, 2007.

ROSEWIND CORPORATION

Date: Current Date	By:	/s/ James B. Wiegand
James B. Wiegand, President, Chief Financial Officer and Director

We have also updated the document to include our financial data through our first quarter period ending November 30, 2006.

We believe the document is much improved and await the Commission’s response.

Sincerely

ROSEWIND CORPORATION

/s/ James B. Wiegand
James B. Wiegand
President, Chief Financial Officer and Director